Exhibit (d)(3)

CONTINGENT VALUE RIGHTS AGREEMENT

By and between

IPSEN BIOPHARMACEUTICALS, INC.,

IPSEN PHARMA SAS

and

[●]

as Rights Agent

Dated as of [●], 2023

i

ii

CONTINGENT VALUE RIGHTS AGREEMENT

CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [●], 2023 (this “Agreement”), by and between Ipsen Biopharmaceuticals, Inc., a Delaware corporation (“Parent”), and, solely for purposes of Section 6.2, Section 6.3, Section 6.4 and Section 6.12, Ipsen Pharma SAS, a French société par actions simplifiée (“Guarantor”), and [●], a [●] [●], as the Rights Agent (the “Rights Agent”), in favor of each person who from time to time holds one or more contingent value rights to receive the Milestone Payment (as defined below) upon the satisfaction of the Milestone (as defined below) during the Milestone Period (as defined below) (each such contingent value right, a “CVR”), subject to the terms and conditions set forth herein.

RECITALS

WHEREAS, this Agreement is entered into pursuant to the Agreement and Plan of Merger, dated January 8, 2023 (the “Merger Agreement”), by and among Albireo Pharma, Inc., a Delaware corporation (the “Company”), Parent, Anemone Acquisition Corp., a Delaware corporation wholly owned by Parent (“Merger Sub”), and Guarantor, pursuant to which (i) Merger Sub has made a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.01 per share (such shares, collectively, the “Shares”) and (ii) following the acceptance for payment of the Shares pursuant to the Offer, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the merger and as a wholly owned Subsidiary of Parent (the “Surviving Corporation”), on the terms and subject to the conditions set forth therein;

WHEREAS, pursuant to the terms of the Merger Agreement, as a result of the consummation of the Offer or the Merger, as the case may be, the holders of Shares, holders of Company Restricted Stock Units, certain holders of Company Options and holders of Company Warrants will become entitled to receive the Milestone Payment contingent upon achievement of the Milestone during the Milestone Period, subject to the terms and conditions of this Agreement; and

WHEREAS, pursuant to this Agreement, the potential amount payable per CVR is $10.00 in cash, without interest (the “Milestone Payment”).

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and the Rights Agent agree, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions. Capitalized terms used in this Agreement and not otherwise defined shall have the meanings assigned to them in the Merger Agreement. For purposes of this Agreement, the following terms shall have the following meanings:

“Acting Holders” means, at the time of determination, Holders of at least thirty percent (30%) of the outstanding CVRs as set forth in the CVR Register.

“Assignment Transaction” means any transaction (including a sale of assets, spin-off, split-off or licensing transaction), other than a Change in Control, pursuant to which rights in and to the Product are sold, licensed, assigned or transferred to or acquired by any Person other than by Guarantor or any of Guarantor’s Subsidiaries or controlled Affiliates. For purposes of clarification, an “Assignment Transaction” shall not apply to sales of the Product made by Guarantor or its Subsidiaries or controlled Affiliates or ordinary course licensing arrangements between Guarantor and its Subsidiaries or controlled Affiliates, on the one hand, and third party licensees, distributors and contract manufacturers on the other hand, entered into in the ordinary course of business for purposes of developing, manufacturing, distributing or selling the Product.

“BOLD Study” means A Double-Blind, Randomized, Placebo-Controlled Study to Evaluate the Efficacy and Safety of Odevixibat (A4250) in Children With Biliary Atresia Who Have Undergone a Kasai Hepatoportoenterostomy (NCT04336722, Study A4250-011 (BOLD)) and its open label extension study, An Open-label Extension Study to Evaluate Long-term Efficacy and Safety of Odevixibat in Children With Biliary Atresia (NCT05426733, Study A4250-016 (BOLD-EXT)) (as may be amended).

“Business Day” means a day except a Saturday, a Sunday or any other day on which commercial banks in the City of New York are authorized or required by Legal Requirements to be closed.

“Change in Control” means (a) a merger or consolidation in which Parent is a constituent party and is not the surviving entity, or (b) any merger or consolidation in which Parent is a constituent party and is the surviving entity but in which the stockholders of Parent immediately prior to such transaction own less than fifty percent (50%) of the voting power of Parent immediately after such merger or consolidation.

“Commercially Reasonable Efforts” means, with respect to the Product, those commercially reasonable efforts that are at least commensurate with the level of efforts that a pharmaceutical company of comparable size and resources as those of Parent and its Affiliates would devote to the development and seeking of regulatory approval for a pharmaceutical product having similar market potential as the Product at a similar stage of its development or product life, taking into account its safety, tolerability and efficacy, its proprietary position and profitability (including pricing and reimbursement status, but excluding the obligation to pay the Milestone Amounts under this Agreement), projected costs to develop such product, the competitiveness of alternative third party products, the patent and other proprietary position, including regulatory exclusivities, of such product, and the regulatory environment and other relevant technical, commercial, legal, scientific and/or medical factors.

“Company Equity Award” means a Company Option or a Company Restricted Stock Unit granted prior to the Cutoff Date.

“Company Warrant Holder” means a Holder of a CVR granted with respect to a Company Warrant.

“Equity Award Holder” means a Holder of a CVR granted with respect to a Company Equity Award.

“Family Member” means, with respect to any individual, (a) any Related Person of such individual or (b) any trust, limited partnership, limited liability company or other Entity, the sole owners or beneficiaries of which are such individual and/or one or more of such individual’s Related Persons (in the case of a trust, the trustee or trustees of which exclusively are such individual and/or one or more Related Persons of such individual).

“Full Regulatory Approval” means the final approval by the FDA of the new drug application or supplemental new drug application filed with the FDA pursuant to 21 U.S.C § 355(b) that is necessary for the commercial marketing and sale of the Product in the United States of America for the Indication, regardless of any obligation to conduct any post-marketing study.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“Indication” means the treatment of biliary atresia in patients, regardless of any (i) limitations on patient population, (ii) contraindications or limitations on use or (iii) conditions, restrictions or commitments placed upon the Full Regulatory Approval.

“Majority Holders” means, at the time of determination, Holders of at least a majority of the outstanding CVRs as set forth in the CVR Register.

“Milestone” means receipt from the FDA by Parent or its Affiliates (including the Surviving Corporation) of Full Regulatory Approval, for which approval the FDA did not require any studies or clinical trials in addition to the BOLD Study.

“Milestone Payment Amount” means, for a given Holder, with respect to the achievement of the Milestone, a one-time payment equal to the product of (a) the Milestone Payment (reduced, with respect to Holders of CVRs received in respect of Company Options pursuant to Section 2.9(a)(ii) of the Merger Agreement, by the amount by which the exercise price of such Company Option exceeds the Closing Amount) and (b) the number of CVRs held by such Holder as reflected on the CVR Register as of the close of business on the date of the Milestone Achievement Notice; provided, that, with respect to Holders of CVRs received in respect of Company Options pursuant to Section 2.9(a)(ii) of the Merger Agreement, the Milestone Payment Amount for such Holders will be reduced by an amount equal to the (a) aggregate exercise price across all such Company Options immediately prior to the Effective Time less (b) the product of (x) the Closing Amount and (y) the number of CVRs held by such Holder as reflected on the CVR Register as of the close of business on the date of the Milestone Achievement Notice.

“Milestone Payment Date” means the date that is selected by Parent not more than ten (10) Business Days following the end of the quarter in which the Milestone Payment Amounts can be determined following the occurrence of the Milestone.

“Milestone Period” means the period commencing as of the Effective Time and ending on December 31, 2027.

“Officer’s Certificate” means a certificate signed by the chief executive officer, chief financial officer, an executive vice president, in each case of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent or any other person authorized to act on behalf of Parent.

“Opinion of Counsel” means a written opinion of counsel, who may be counsel for Parent or its Subsidiaries.

“Party” shall mean the Rights Agent and Parent.

“Permitted Transfer” means a transfer of a CVR (a) upon death of a Holder by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee, (c) pursuant to a court order; (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case to the extent allowable by The Depository Trust Company; or (f) as permitted by Section 2.7.

“Product” means odevixibat, also known as A4250 and marketed under the brand name Bylvay.

“Related Person” means, with respect to any individual, any of such individual’s parents, spouse, siblings, children and grandchildren.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

Section 1.2    Additional Definitions. For purposes of this Agreement, each of the following terms shall have the meaning specified in the Section set forth opposite to such term:

Term	Section
Assignment Transaction Acquiror	4.3(a)
Agreement	Preamble
Assignee	6.8
Capitalization Schedule	2.3(b)
Chosen Courts	6.4(b)
Company	Recitals
CVR	Preamble
CVR Register	2.3(b)
Guarantor	Preamble
Merger	Recitals

Term	Section
Merger Agreement	Recitals
Merger Sub	Recitals
Milestone Achievement Notice	2.4(a)
Milestone Payment	Recitals
Offer	Recitals
Parent	Preamble
Rights Agent	Preamble
Shares	Recitals
Surviving Corporation	Recitals

Section 1.3    Other Definitional Provisions. Unless the context expressly otherwise requires:

(a)    the words “hereof,” “hereto,” “herein,” and “hereunder,” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)    the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(c)    the terms “Dollars” and “$” mean United States Dollars;

(d)    references herein to a specific Article, Section, or Annex shall refer, respectively, to Articles and Sections of, and Annexes to, this Agreement;

(e)    wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f)    the term “or” will not be deemed to be exclusive;

(g)    references herein to any gender include the other gender; and

(h)    any Legal Requirement defined or referred to herein will refer to such Legal Requirement as amended and the rules and regulations promulgated thereunder.

ARTICLE II

CONTINGENT VALUE RIGHTS

Section 2.1    CVRs. Notwithstanding anything to the contrary, this Agreement shall only become effective as of, and contingent upon, the Closing and shall be void ab initio and of no effect upon the valid termination of the Merger Agreement. The initial Holders shall be the (i) holders of Shares tendered in the Offer and accepted for payment pursuant to Section 1.1(f) of the Merger Agreement, (ii) holders of Shares converted into the right to receive the Merger Consideration pursuant to Article II of the Merger Agreement, (iii) Equity Award Holders whose Company Equity Awards are converted into the right to receive the Merger Consideration pursuant to Article II of the Merger Agreement and (iv) holders of Company Warrants whose Company Warrants are converted into the right to receive the Merger Consideration pursuant to Article II of the Merger Agreement.

Section 2.2    Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of the CVRs, in whole or in part, that is not a Permitted Transfer, will be null and void ab initio and of no effect.

Section 2.3    No Certificate; Registration; Registration of Transfer; Change of Address.

(a)    The CVRs shall not be evidenced by a certificate or other instrument.

(b)    The Rights Agent shall keep a register (the “CVR Register”) for the purpose of (i) identifying the Holders of the CVRs and (ii) registering CVRs and Permitted Transfers thereof. The CVRs shall initially, in the case of the holders of Shares immediately prior to the Effective Time, other than the Excluded Shares, be registered in the names and addresses of the respective holders as set forth in the form Parent furnishes or causes to be furnished to the Rights Agent pursuant to Section 4.1, and in a denomination equal to the number of Shares converted into the right to receive the Merger Consideration. The CVR Register will initially show one position for Cede & Co. representing all of the Shares held by DTC on behalf of the street holders of the Shares that were tendered by such holders in the Offer and accepted for payment pursuant to Section 1.1(f) of the Merger Agreement or held by such holders as of immediately prior to the Effective Time. In the case of an Equity Award Holder or Company Warrant Holder, the CVRs held by such Equity Award Holder or Company Warrant Holder, as applicable, shall initially be registered in the name and address of such Equity Award Holder or Company Warrant Holder, as applicable, and in a denomination equal to the number of Shares subject to the Company Equity Awards or Company Warrants, as applicable, held by such Equity Award Holder or Company Warrant Holder immediately prior to the Effective Time, as set forth in a schedule delivered by the Company to Parent (the “Capitalization Schedule”). The Rights Agent hereby acknowledges the restrictions on transfer contained in Section 2.2 and agrees not to register a transfer which does not comply with Section 2.2.

(c)    Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other requested documentation in form reasonably satisfactory to the Rights Agent pursuant to its customary policies and guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of such CVR in the CVR Register. Any transfer of CVRs will be without charge (other than the cost of any Tax) to the applicable Holder. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent and shall entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid until registered in the CVR Register in accordance with this Agreement.

(d)    A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent shall promptly record the change of address in the CVR Register.

Section 2.4    Payment Procedures.

(a)    If the Milestone occurs at any time prior to the expiration of the Milestone Period, then, on or prior to the Milestone Payment Date, Parent will deliver or cause to be delivered to the Rights Agent (i) a written notice (the “Milestone Achievement Notice”) certifying the date of the satisfaction of the Milestone and that each Holder is entitled to receive the Milestone Payment Amount applicable to such Holder, (ii) any letter of instruction reasonably required by the Rights Agent and (iii) cash, by wire transfer of immediately available funds to an account designated by the Rights Agent, equal to the aggregate Milestone Payment Amounts due to all Holders pursuant to Section 4.2 other than Equity Award Holders (with respect to which any such amounts payable to Equity Award Holders shall be retained by Parent for payment pursuant to Section 2.4(b) and in accordance with Section 2.9(c) of the Merger Agreement).

(b)    The Rights Agent will promptly, and in any event within five (5) Business Days of receipt of the Milestone Achievement Notice and any letter of instruction reasonably required by the Rights Agent, send each Holder at its registered address a copy of the Milestone Achievement Notice and, other than with respect to Equity Award Holders, pay the applicable Milestone Payment Amount to each Holder by check mailed to the address of such Holder (other than Equity Award Holders) as reflected in the CVR Register as of the close of business on the date of the Milestone Achievement Notice. With respect to the Milestone Payment Amount that is payable to an Equity Award Holder, Parent shall, or shall cause the Surviving Corporation or an Affiliate thereof to, pay, as soon as reasonably practicable following the Milestone Payment Date (but in any event no later than the second regular payroll date following the Milestone Payment Date, and in all events no later than the date that is 90 days following the date on which the Milestone is achieved), through Parent’s, the Surviving Corporation’s or such Affiliate’s payroll system or by the Paying Agent, the Milestone Payment Amount applicable to such Equity Award Holder. If any such payment in accordance with this Section 2.4(b) cannot be made through the applicable payroll system or payroll provider or by the Paying Agent, then the Surviving Corporation will issue a check for such payment to such Equity Award Holder (less applicable withholding Taxes, if any), which check will be sent by overnight courier to the most recent address on the Surviving Corporation’s personnel records for such Equity Award Holder as soon as reasonably practicable following the Milestone Payment Date.

(c)    Each of the Rights Agent, Parent, the Surviving Corporation and each of their respective Affiliates shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct or withhold therefrom under applicable Legal Requirements. Prior to making any such tax withholdings or causing any such tax withholdings to be made with respect to any Holder (other than an Equity Award Holder, in its capacity as such), the Rights Agent shall, to the extent practicable, provide notice to the Holder of such potential withholding and, if applicable, a reasonable opportunity for the Holder to provide any necessary tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such withholding amounts; provided, that the time period for payment of a Milestone Payment by the Rights Agent set forth in Section 2.4 shall be extended by a period equal to any delay caused by the Holder providing such forms. Any such amounts deducted or withheld and remitted to the appropriate Governmental Body in accordance with applicable Legal Requirements shall be treated for all purposes under this Agreement and the Merger Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Parent shall deliver (or shall cause the Rights Agent, the Surviving Corporation or its applicable Affiliate to deliver) to the Person with respect to whom such withholding is made an IRS Form 1099 or other reasonably acceptable evidence of such deduction or withholding.

(d)    Any portion of the aggregate Milestone Payment Amounts that remain undistributed to the Holders 12 months after the date of the Milestone Achievement Notice shall be delivered by the Rights Agent to Parent, upon demand, and any Holder shall thereafter look only to Parent for payment of such Holder’s Milestone Payment Amount, without interest, but such Holder shall have no greater rights against Parent than those accorded to general unsecured creditors of Parent under applicable Legal Requirements.

(e)    Neither Parent nor the Rights Agent shall be liable to any person in respect of the Milestone Payment Amounts delivered to a public official in compliance with any applicable state, federal or other abandoned property, escheat or similar Legal Requirement. If, despite Parent’s and/or the Rights Agent’s reasonable best efforts to deliver a Milestone Payment Amount to the applicable Holder, such Milestone Payment Amount has not been paid prior to the date on which such Milestone Payment Amount would otherwise escheat to or become the property of any Governmental Body, any such Milestone Payment Amount shall, to the extent permitted by applicable Legal Requirements, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Parent.

(f)    Except to the extent any portion of a Milestone Payment Amount is required to be treated as imputed interest pursuant to applicable Legal Requirements, the Parties hereto intend to treat Milestone Payment Amounts made with respect to CVRs issued in exchange for Shares pursuant to the Merger Agreement for U.S. federal and applicable state and local income Tax purposes as additional consideration. Parent and the Surviving Corporation shall report imputed interest on the CVRs as required by applicable Legal Requirements.

(g)    The Parties intend, to the extent consistent with applicable Legal Requirements, to treat the payments from the CVRs received with respect to the Company Options and Company Restricted Stock Units for all U.S. federal and applicable state and local income Tax purposes as compensation payments (and not to treat the issuance of the CVR to Equity Award Holders as a payment itself).

Section 2.5    No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent. Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of being a Holder of a CVR, the right to receive dividends or the right to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of Parent or any constituent company to the Merger or any of their respective Subsidiaries or Affiliates or any other matter, or any other rights of any kind or nature whatsoever as a stockholder of Parent or in any constituent company to the Merger or any of their respective Subsidiaries or Affiliates, either at law or in equity. The CVRs shall not represent any equity or ownership interest in Parent or in any constituent company to the Merger or any of their respective Affiliates. The rights of a Holder in respect of the CVRs are limited to those specifically expressed in this Agreement.

Section 2.6    Enforcement of Rights of Holders. Any actions seeking the enforcement of the rights of Holders hereunder may be brought either by the Rights Agent or the Acting Holders.

Section 2.7    Ability to Abandon CVR. A Holder may, at any time and at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR to Parent without consideration therefor, which a Holder may effect by delivery of a written notice of such abandonment to Parent. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of “Acting Holders”, the definition of “Majority Holders”, Article V and Section 6.3.

ARTICLE III

THE RIGHTS AGENT

Section 3.1    Certain Duties and Responsibilities. The Rights Agent shall not have any liability for any actions taken, suffered or omitted to be taken in connection with this Agreement, except to the extent of its gross negligence, bad faith, willful or intentional misconduct or willful breach by the Rights Agent of this Agreement.

Section 3.2    Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a)    the Rights Agent may rely and shall be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper Party or Parties;

(b)    whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in good faith reliance upon such certificate;

(c)    the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection, and shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d)    the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(e)    the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers;

(f)    the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(g)    the Rights Agent shall have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Parent), nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(h)    Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with the Rights Agent’s duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending the Rights Agent against any claim, charge, demand, suit or loss incurred without gross negligence, bad faith, willful or intentional misconduct or willful breach by the Rights Agent of this Agreement;

(i)    the Rights Agent shall not be liable for consequential losses or damages under any provision of this Agreement or for any consequential damages arising out of any act or failure to act hereunder in the absence of gross negligence, bad faith or willful or intentional misconduct on its part;

(j)    Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the Effective Time, and (ii) to reimburse the Rights Agent for (x) all Taxes other than (A) withholding Taxes owed by Holders and (B) Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)

and (y) governmental charges, reasonable out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than Taxes). The Rights Agent shall also be entitled to reimbursement from Parent for all reasonable and documented out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder;

(k)    no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it; and

(l)    no Holder shall be obligated to indemnify the Rights Agent for, or hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with the Rights Agent’s duties under this Agreement or to pay or reimburse the Rights Agent for any fees, costs or expenses incurred by the Rights Agent in connection with this Agreement or the administration of its duties hereunder, and the Rights Agent shall not be entitled to deduct any amount from the Milestone Payment Amount in any circumstance except as provided in Section 2.4(c).

Section 3.3    Resignation and Removal; Appointment of Successor.

(a)    The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation shall take effect, which notice shall be sent at least sixty (60) days prior to the date so specified, but in no event shall such resignation become effective until a successor Rights Agent has been appointed. Parent has the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect, but no such removal shall become effective until a successor Rights Agent has been appointed. Notice of such removal shall be given by Parent to the Rights Agent, which notice shall be sent at least sixty (60) days prior to the date so specified.

(b)    If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Parent shall, as soon as is reasonably possible, appoint a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c)    Parent shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be mailed at the expense of Parent.

(d)    The Rights Agent will cooperate with Parent and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

Section 3.4    Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

ARTICLE IV

COVENANTS

Section 4.1    List of Holders. Parent shall furnish or cause to be furnished to the Rights Agent, promptly after the Effective Time and in no event later than ten (10) Business Days following the Effective Time, in such form as Parent receives from the Surviving Corporation’s transfer agent (or other agent performing similar services for the Surviving Corporation), the names and addresses of the Holders (other than Equity Award Holders and Company Warrant Holders) and, with respect to Equity Award Holders and Company Warrant Holders, in such form as set forth in the Capitalization Schedule.

Section 4.2    Payment of Milestone Payment. Parent will duly deposit or cause to be deposited with the Rights Agent, for payment to the Holders, when payable in accordance with the terms of this Agreement, the Milestone Payment Amount to be made to each Holder in accordance with Section 2.4(a) hereof (other than Equity Award Holders, in respect of which the Milestone Payment Amount shall be paid in accordance with Section 2.4(b) hereof and Section 2.9(c) of the Merger Agreement). Such amounts shall be considered paid on the Milestone Payment Date if on such date the Rights Agent has received in accordance with this Agreement money sufficient to pay all such amounts then due.

Section 4.3    Assignment Transactions; Change in Control.

(a)    Parent shall not, and shall cause its Affiliates, including the Surviving Corporation, not to, consummate any Assignment Transaction in which material commercialization rights to the Product in the U.S. or the obligations set forth in Section 4.4 of this Agreement are transferred other than to an Affiliate of Parent, unless (i) the acquiring Person (each such Person, an “Assignment Transaction Acquiror”) is either (x) one of the top thirty (30) pharmaceutical companies, as determined based on worldwide annual revenue, or (y) a pharmaceutical or biotechnology company with a regulatory and scientific infrastructure comparable to that used by Parent to pursue the Milestone for the Product at such time and (ii) Parent has delivered to the Rights Agent an Officer’s Certificate stating that such condition precedent has been complied with. In the event of the consummation of an Assignment Transaction permitted by this Section 4.3(a) in which the Assignee assumes all of Parent’s obligations hereunder, Parent may elect to be released from any and all obligations hereunder only if the Assignment Transaction Acquiror in connection with such an Assignment Transaction expressly assumes, by an assumption agreement, executed and delivered to the Rights Agent, in form attached as Annex A, the due and punctual payment of the Milestone Payment and the performance or observance of every covenant of this Agreement not yet performed or observed on the part of Parent to be performed or observed.

(b)    Notwithstanding Section 4.3(a), Parent may, in its sole discretion and without the consent of any other party, consummate any Change in Control; provided, that Parent will cause the Person acquiring Parent to expressly assume in writing Parent’s obligations, duties and covenants under this Agreement to the extent not effected by operation of law. No later than five (5) Business Days following the consummation of any Change in Control, Parent will deliver to the Rights Agent an Officer’s Certificate, stating that such Change in Control complies with this Section 4.3(b) and that all conditions precedent herein relating to such transaction have been satisfied.

Section 4.4    Books and Records. Parent shall, and shall cause its Subsidiaries to, keep records in sufficient detail to determine compliance with the terms of this Agreement.

Section 4.5    Commercially Reasonable Efforts. During the Milestone Period, Parent shall, and shall cause its Subsidiaries to, use Commercially Reasonable Efforts to achieve the Milestone prior to the end of the Milestone Period. In furtherance of the foregoing, unless required or requested by the FDA, Parent shall not, and shall cause its Subsidiaries not to, voluntarily propose to the FDA that Parent or any Subsidiary conduct additional studies or clinical trials as a requirement for Full Regulatory Approval (excluding, for the avoidance of doubt, the BOLD Study). It is understood that the number of subjects in the BOLD Study will be increased and such increase, and any actions and changes reasonably required in connection with such increase, shall not be deemed to be a violation of this Section 4.5.

ARTICLE V

AMENDMENTS

Section 5.1    Amendments without Consent of Holders.

(a)    Without the consent of any Holders or the Rights Agent, Parent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(1)    to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

(2)    to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent shall consider to be for the protection of the Holders; provided, that, in each case, such provisions do not adversely affect the interests of the Holders;

(3)    to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement, provided that, in each case, such provisions do not materially adversely affect the interests of the Holders;

(4)    as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws; provided, that, such amendments do not adversely affect the interests of the Holders;

(5)    to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 6.10;

(6)    subject to Section 4.3, to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent contained herein;

(7)    to evidence the assignment of this Agreement by Parent as provided in Section 4.3; or

(8)    any other amendment to this Agreement that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under this Agreement of any such Holder.

(b)    Promptly after the execution and delivery by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.2    Amendments with Consent of Holders.

(a)    Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders or the Rights Agent), with the prior consent of the Majority Holders, whether evidenced in writing or taken at a meeting of the Holders, Parent, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.

(b)    Promptly after the execution and delivery by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.3    Execution of Amendments. In executing any amendment permitted by this Article V, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

Section 5.4    Effect of Amendments. Upon the execution of any amendment under this Article V, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

ARTICLE VI

MISCELLANEOUS AND GENERAL

Section 6.1    Termination. This Agreement will be terminated and of no force or effect, the Parties will have no liability hereunder (other than with respect to monies due and owing by Parent to the Rights Agent) and no payments will be required to be made, upon the earlier to occur of (a) the payment by the Rights Agent to each Holder of the Milestone Payment Amount required to be paid under the terms of this Agreement in accordance with Section 2.4(a), and (b) the expiration of the Milestone Period. For the avoidance of doubt, the termination of this Agreement will not affect or limit the right to receive the Milestone Payments under Section 2.4 to the extent earned prior to termination of this Agreement and the provisions applicable thereto will survive the expiration or termination of this Agreement.

Section 6.2    Notices to the Rights Agent and Parent. All notices, requests, instructions, demands, waivers and other communications or documents required or permitted to be given under this Agreement by either Party to the other shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by electronic mail or overnight courier to such Party, in the case of mail or overnight courier, with a copy sent via electronic mail, at the following addresses:

If to Parent:

Ipsen Biopharmaceuticals, Inc.

One Main Street, 02412 Cambridge MA

Attn: Stewart Campbell, EVP and President North America

E-mail: stewart.campbell@ipsen.com

If to Guarantor:

Ipsen Pharma SAS

65 Quai Georges Gorse

92100 Boulogne-Billancourt, France

Attn: Francois Garnier, EVP General Counsel and Chief Business Ethics Officer

E-mail: francois.garnier@ipsen.com

In each case, with a copy to (which shall not constitute notice):

Orrick, Herrington & Sutcliffe LLP

1152 15th Street NW

Washington, DC 20005

Attention: Tony Chan

E-mail: tychan@orrick.com

If to Rights Agent:

[●]

[Address]

Attention: [●]

Email: [●]

With a copy to (which shall not constitute notice):

[●]

[Address]

Attention: [●]

Email: [●]

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above. All such notices, requests, instructions, demands, waivers and other communications or documents give as provided above shall be deemed given to the receiving Party upon actual receipt, if delivered personally; three (3) Business Days after deposit in the mail, if sent by registered or certified mail; upon transmission, if sent by email transmission prior to 6:00 p.m. recipient’s local time; the Business Day following the date of transmission, if sent by email transmission after 6:00 p.m. recipient’s local time and no “bounce back” or similar message of non-delivery is received with respect thereto; or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

Section 6.3    Notice to Holders. Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

Section 6.4    Governing Law; Jurisdiction; Specific Performance; WAIVER OF JURY TRIAL.

(a)    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware. The Parties expressly acknowledge and agree that (i) the requirements of 6 Del. C § 2708 are satisfied by the provisions of this Agreement and that such statute mandates the application of Delaware law to this Agreement, the relationship of the Parties and the interpretation and enforcement of the rights and duties of the Parties hereunder, (ii) the Parties have a reasonable basis for the application of Delaware law to this Agreement, the relationship of the Parties and the interpretation and enforcement of the rights and duties of the Parties hereunder, (iii) no other jurisdiction has a materially greater interest in the foregoing and (iv) the application of Delaware law would not be contrary to the fundamental policy of any other jurisdiction that, absent the Parties’ choice of Delaware law hereunder, would have an interest in the foregoing.

(b)    Subject to Section 6.4(d), in any action or proceeding arising out of or relating to this Agreement, each of the Parties (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware (the “Chosen Courts”) (it being agreed that the consents to jurisdiction and venue set forth in this Section 6.4(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties hereto), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Court, (iii) agrees that any Legal Proceeding arising in connection with or relating to this Agreement shall be brought, tried and determined only in the Chosen Courts, (iv) waives any claim of improper venue or any claim that the Chosen Courts are an inconvenient forum and (v) agrees that it will not bring any Legal Proceeding relating to this Agreement in any court other than the Chosen Courts. Each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 6.2; provided, however, that the foregoing shall not limit the right of a Party to effect service of process on the other Party by any other legally available method. The Parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, that nothing in the foregoing shall restrict either Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(c)    The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other non-monetary equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 6.4(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific performance is an integral part of this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties hereto agrees that it shall not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties hereto acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 6.4(c) shall not be required to provide any bond or other security in connection with any such order or injunction.

(d)    EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 6.5    Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

Section 6.6    Entire Agreement; Counterparts. This Agreement, the Merger Agreement and the other agreements, exhibits, annexes and schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties, with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

6.8 Third-Party Beneficiaries; Action by Acting Holders. Parent and the Rights Agent hereby agree that the respective covenants and agreements set forth herein are intended to be for the benefit of, and shall be enforceable by, the Acting Holders, who (along with all other Holders) are intended third-party beneficiaries hereof. Parent and the Rights Agent further agree that this Agreement and their respective covenants and agreements set forth herein are solely for the benefit of Parent, the Rights Agent, the Holders and their permitted successors and assigns hereunder in accordance with and subject to the terms of this Agreement, and nothing in this Agreement, express or implied, will confer upon any Person other than Parent, the Rights Agent, the Holders and their permitted successors and assigns hereunder any benefit or any legal or equitable right, remedy or claim hereunder. Except for the right of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights. The Parties hereto hereby agree that irreparable damage may occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies may not be an adequate remedy for any such damages. Accordingly, the Parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by Parent or Assignee (as such term is defined below), on the one hand, or the Rights Agent or the Acting Holders, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Parent or Assignee, on the one hand, and the Rights Agent or the Acting Holders, on the other hand, shall be entitled to seek an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, by the other(s) (as applicable), and to seek specific enforcement of the terms and provisions of this Agreement.

Section 6.7    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 6.8    Assignment. This Agreement shall not be assignable; provided, however, that (a) Parent may assign this agreement to a Person (each such Person, an “Assignee”) (i) which is a direct or indirect wholly-owned subsidiary of Parent (provided, that Parent remains jointly and severally liable), (ii) with the prior consent of the Acting Holders, whether evidenced in writing or taken at a meeting of the Holders, or (iii) in connection with a transaction involving an Assignment Transaction conducted in compliance with Section 4.3 and (b) the Rights Agent may assign this Agreement to a successor Rights Agent appointed in accordance with Section 3.3.

Section 6.9    Benefits of Agreement. Notwithstanding anything to the contrary contained herein, any Holder may at any time agree to renounce, in whole or in part, whether or not for consideration, such Holder’s rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable. Parent may, in its sole discretion, at any time, offer consideration to Holders in exchange for their agreement to irrevocably renounce their rights hereunder.

Section 6.10    Legal Holidays. In the event that the Milestone Payment Date shall not be a Business Day, then (notwithstanding any provision of this Agreement to the contrary) payment need not be made on such date, but may be made, without the accrual of any additional interest thereon on account of such Milestone Payment Date not being a Business Day, on the next succeeding Business Day with the same force and effect as if made on such Milestone Payment Date.

Section 6.11    Interpretation; Construction.

(a)    The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b)    The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any provision of this Agreement.

Section 6.12    Guarantee.

(a)    As a material inducement to the Rights Agent entering into this Agreement and consummating the transactions contemplated hereby, Guarantor hereby irrevocably and unconditionally guarantees to the Rights Agent the full and timely performance and satisfaction of Parent’s obligations as set forth in this Agreement, in each case as and when due. If, for any reason whatsoever, Parent shall fail or be unable to make full and timely payment as set forth in this Agreement or perform any of its obligations under this Agreement, such payment or obligations shall be due and payable for the purposes hereof and Guarantor will forthwith pay and cause to be paid in lawful currency of the United States, or perform or cause to be performed, Parent’s obligations hereunder. The foregoing obligation of Guarantor constitutes a continuing guarantee of payment and performance (and not merely of collection), and is and shall be absolute and unconditional under any and all circumstances, including circumstances which might otherwise constitute a legal or equitable discharge of a guarantor and including any amendment, extension, modification or waiver of any of Parent’s payment or other obligations hereunder, or any insolvency, bankruptcy, liquidation or dissolution of Parent or any assignment thereby. Without limiting the generality of the foregoing, Guarantor agrees that its obligations under this Section 6.12 are independent from those of Parent and its liability shall extend to all liabilities and obligations that constitute part of Parent’s payment and other obligations hereunder, irrespective of whether any action is brought against Parent or whether Parent is joined in any such action or actions. To the fullest extent permitted by applicable Legal Requirements, Guarantor hereby expressly and irrevocably waives any and all rights and defenses arising by reason of any Legal Requirement that would otherwise require any election of remedies by the Rights Agent in connection with Guarantor’s guarantee hereunder (provided, that nothing set forth in this Agreement shall constitute a waiver of any rights or defenses of Parent or Guarantor under this Agreement).

(b)    None of Guarantor’s obligations hereunder shall be assigned by Guarantor in whole or in part without the prior consent of the Majority Holders, whether evidenced in writing or taken at a meeting of the Holders, and any such assignment without such consent shall be null and void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties hereto as of the date first written above.

IPSEN BIOPHARMACEUTICALS, INC.

By:
Name:
Title:

IPSEN PHARMA SAS

By:
Name:
Title:

[Rights Agent]

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

Annex A

Form of Assignment and Assumption Agreement

ASSIGNMENT AND ASSUMPTION AGREEMENT, made as of [●] (this “Agreement”), between Ipsen Biopharmaceuticals, Inc., a Delaware corporation (“Assignor”) and [●], a [●] [●] (“Assignee”). Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings given to them in the CVR Agreement referred to below.

W I T N E S S E T H:

WHEREAS, Assignor and [●], as Rights Agent (the “Rights Agent”), are parties to a Contingent Value Rights Agreement dated as of [●], 2023 (the “CVR Agreement”); and

WHEREAS, Assignor and Assignee desire to execute and deliver this Agreement evidencing the transfer to Assignee the due and punctual payment of the Milestone Payment and the performance or observance of every covenant of the CVR Agreement not yet performed or observed on the part of Assignor to be performed and observed and the assumption thereof of Assignee.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Assignor and Assignee hereby agree as follows:

1.    Assignment. Effective as of [●] (the “Assignment Date”), Assignor hereby assigns to Assignee, and Assignee hereby accepts the assignment of, the due and punctual payment of the Milestone Payment and the performance or observance of every covenant of the CVR Agreement not yet performed or observed on the part of Assignor to be performed and observed.

2.    Assumption. Effective as of the Assignment Date, Assignee hereby assumes the due and punctual payment of the Milestone Payment and the performance or observance of every covenant of the CVR Agreement not yet performed or observed on the part of Assignor to be performed and observed.

3.    Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the respective parties hereto and their respective successors and assigns.

4.    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware.

5.    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

A-1

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

IPSEN BIOPHARMACEUTICALS, INC.

By:
Name:
Title:

[ASSIGNEE]

By:
Name:
Title:

[Signature Page to Assignment and Assumption Agreement]